Pricing Sheet No. ELN-14
To the Prospectus Supplement dated March 23, 2012 and
Prospectus dated March 23, 2012	Free Writing Prospectus ELN14
Filed Pursuant to Rule 433
Registration Statement No. 333-180300-03

Equity-Linked Notes Linked to the Common Stock of Occidental Petroleum Corporation
Final Terms
February 26, 2014

Issuer:	Credit Suisse AG, acting through its Nassau Branch

CUSIP/ISIN:	22539T514/US22539T5149
Reference Shares:	Common stock of Occidental Petroleum Corporation (Bloomberg ticker: OXY UN <Equity>)

Trade Date:	February 26, 2014
Issue Date:	March 5, 2014
Valuation Date:†	March 3, 2015
Maturity Date:†	March 5, 2015

Interest Payment:	8% per annum, 30/360 day count basis

Interest Payment Dates:
Interest Payments will be paid monthly commencing on April 5, 2014 and ending on March 5, 2015, subject to the modified following business day convention. Interest Payments will be payable to the holder of record at the close of business on the date 15 calendar days prior to each Interest Payment Date, whether or not such fifteenth calendar day is a business day, provided that the Interest Payment payable on the Maturity Date will be payable to the person to whom the Redemption Amount is payable.

Record Date:	15 calendar days prior to the applicable Interest Payment Date

Aggregate Principal Amount:	$43,016,268.35
Aggregate Number of Units:	452,089
Greenshoe Principal Amount:	$3,910,569.85
Greenshoe Number of Units:	41,099

Principal Amount per Unit:	$95.15

Initial Share Price:	$95.15

Price to Public:	$95.15 per Unit of securities

Redemption Amount:	The Redemption Amount per Unit payable on the Maturity Date is based on the performance of the Reference Shares:

If the Final Share Price is less than or equal to the Lower Put Strike Price, then
Redemption Amount = Downside Participation × Lower Put Strike Price

If the Final Share Price is greater than the Lower Put Strike Price and less than the Upper Put Strike Price, then
Redemption Amount = Downside Participation × Final Share Price

If the Final Price is greater than or equal to the Upper Put Strike Price and less than the Call Strike Price, then
Redemption Amount = Principal Amount per Unit

If the Final Price is greater than or equal to the Call Strike Price, then
Redemption Amount = Upside Participation × (Final Share Price – Call Strike Price)
+ Principal Amount per Unit

The Issuer has the option to elect for cash or physical delivery of the Redemption Amount at Maturity. Any payment at maturity is subject to our ability to pay our obligations as they become due.

† The Valuation Date is subject to postponement if such date is not an underlying business day or as a result of a market disruption event in respect of the Reference Shares. The Maturity Date is subject to postponement if such date is not an underlying business day or if the Valuation Date is postponed because such date is not an underlying business day or as a result of a market disruption event in respect of the Reference Shares.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities or passed upon the accuracy or the adequacy of this free writing prospectus or the prospectus supplement and the prospectus. Any representation to the contrary is a criminal offense.

Credit Suisse currently estimates the value of each $95.15 principal amount of the securities on the Trade Date is $94.9597 (as determined by reference to our pricing models and the rate we are currently paying to borrow funds through issuance of the securities (our “internal funding rate”)). See “Selected Risk Considerations” in this pricing sheet.

The securities are not deposit liabilities and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency of the United States, Switzerland or any other jurisdiction.

Credit Suisse

Final Share Price:	The closing price of the Reference Shares on the Valuation Date

Lower Put Strike Price:	$76.16 (80% of the Initial Share Price)

Upper Put Strike Price:	$100.86 (106% of the Initial Share Price)

Call Strike Price:	$103.71 (109% of the Initial Share Price)

Downside Participation:	94.3387%

Upside Participation:	65%

Adjustment for Ordinary
Dividend:	The Final Share Price will be adjusted according to the below formula to reflect any ordinary dividend that is higher or lower than the Base Dividend.

Current Market Price / (Current Market Price – Amount of Ordinary Dividend per Share + Base Dividend)

The “current market price” is the closing price of the Reference Shares on the business day prior to the ex-dividend date. The “ex-dividend date” is the date the Reference Shares begin trading ex-dividend on the relevant exchange.

Base Dividend:	$0.72 per quarter

Underwriting Discounts
and Commissions:	$0.00 per unit of securities

Calculation Agent:	Credit Suisse International

Selected Risk Considerations

THE ESTIMATED VALUE OF THE SECURITIES ON THE TRADE DATE MAY BE LESS THAN THE PRICE TO PUBLIC — The initial estimated value of your securities on the Trade Date (as determined by reference to our pricing models and our internal funding rate) may be significantly less than the original Price to Public. The Price to Public of the securities includes the agent’s discounts or commissions as well as transaction costs such as expenses incurred to create, document and market the securities and the cost of hedging our risks as issuer of the securities through one or more of our affiliates (which includes a projected profit). These costs will be effectively borne by you as an investor in the securities. These amounts will be retained by Credit Suisse or our affiliates in connection with our structuring and offering of the securities (except to the extent discounts or commissions are reallowed to other broker-dealers or any costs are paid to third parties).

On the Trade Date, we value the components of the securities in accordance with our pricing models. These include a fixed income component valued using our internal funding rate, and individual option components valued using mid-market pricing. Our option valuation models are proprietary. They take into account factors such as interest rates, volatility and time to maturity of the securities, and they rely in part on certain assumptions about future events, which may prove to be incorrect.

Because Credit Suisse’s pricing models may differ from other issuers’ valuation models, and because funding rates taken into account by other issuers may vary materially from the rates used by Credit Suisse (even among issuers with similar creditworthiness), our estimated value at any time may not be comparable to estimated values of similar securities of other issuers.

EFFECT OF INTEREST RATE USED IN STRUCTURING THE SECURITIES — The internal funding rate we use in structuring notes such as these securities is typically lower than the interest rate that is reflected in the yield on our conventional debt securities of similar maturity in the secondary market (our “secondary market credit spreads”).  If on the Trade Date our internal funding rate is lower than our secondary market credit spreads, we expect that the economic terms of the securities will generally be less favorable to you than they would have been if our secondary market credit spread had been used in structuring the securities. We will also use our internal funding rate to determine the price of the securities if we post a bid to repurchase your securities in secondary market transactions. See “—Secondary Market Prices” below.

SECONDARY MARKET PRICES  — If Credit Suisse (or an affiliate) bids for your securities in secondary market transactions, which we are not obligated to do, the secondary market price (and the value used for account statements or otherwise) may be higher or lower than the Price to Public and the estimated value of the securities on the Trade Date. The estimated value of the securities on the cover of this pricing sheet does not represent a minimum price at which we would be willing to buy the securities in the secondary market (if any exists) at any time. The secondary market price of your securities at any time cannot be predicted and will reflect the then-current estimated value determined by reference to our pricing models and other factors. These other factors include our internal funding rate, customary bid and ask spreads and other transaction costs, changes in market conditions and any deterioration or improvement in our creditworthiness.  In circumstances where our internal funding rate is lower than our secondary market credit spreads, our secondary market bid for your securities could be more favorable than what other dealers might bid because, assuming all else equal, we use the lower internal funding rate to price the securities and other dealers might use the higher secondary market credit spread to price them. Furthermore, assuming no change in market conditions from the Trade Date, the secondary market price of your securities will be lower than the Price to Public because it will not include the agent’s discounts or commissions and hedging and other transaction costs. If you sell your securities to a dealer in a secondary market transaction, the dealer may impose an additional discount or commission, and as a result the price you receive on your securities may be lower than the price at which we may repurchase the securities from such dealer.

We (or an affiliate) may initially post a bid to repurchase the securities from you at a price that will exceed the then-current estimated value of the securities. That higher price reflects our projected profit and costs that were included in the Price to Public, and that higher price may also be initially used for account statements or otherwise. We (or our affiliate) may offer to pay this higher price, for your benefit, but the amount of any excess over the then-current estimated value will be temporary and is expected to decline over a period of approximately 90 days.

The securities are not designed to be short-term trading instruments and any sale prior to maturity could result in a substantial loss to you. You should be willing and able to hold your securities to maturity.

POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the securities, including acting as calculation agent and as agent of the issuer for the offering of the securities, hedging our obligations under the securities and determining their estimated value. In performing these duties, the economic interests of us and our affiliates are potentially adverse to your interests as an investor in the securities. Further, hedging activities may adversely affect any payment on or the value of the securities. Any profit in connection with such hedging activities will be in addition to any other compensation that we and our affiliates receive for the sale of the securities, which creates an additional incentive to sell the securities to you.

The Reference Shares

Companies with securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”) are required to periodically file certain financial and other information specified by the SEC. Information provided to or filed with the SEC by the Reference Share Issuer pursuant to the Exchange Act can be located by reference to the SEC file number provided below. According to its publicly available filings with the SEC, Occidental Petroleum Corporation (“Occidental”) is an energy company that produces oil and condensate, natural gas liquids and natural gas; manufactures and markets chemicals and vinyls; and gathers, processes, transports, stores, purchases and markets oil, condensate, natural gas liquids, natural gas, carbon dioxide and power. The common stock of Occidental, $0.20 par value per share, is listed on The New York Stock Exchange. Occidental’s SEC file number is 1-9210 and can be accessed through www.sec.gov.

This pricing sheet relates only to the securities offered hereby and does not relate to the Reference Shares or other securities of the Reference Share Issuer. We have derived all disclosures contained in this pricing sheet regarding the Reference Shares and the Reference Share Issuer from the publicly available documents described in the preceding paragraph. In connection with the offering of the securities, neither we nor our affiliates have participated in the preparation of such documents or made any due diligence inquiry with respect to the Reference Share Issuer.

Historical Information

The following graph sets forth the historical performance of the Reference Shares based on the closing prices of the Reference Shares from January 2, 2009 through February 25, 2014. The closing price of the Reference Shares on February 25, 2014 was $95.82. We obtained the closing prices below from Bloomberg, without independent verification. The closing prices and this other information may be adjusted by Bloomberg for corporate actions such as public offerings, mergers and acquisitions, spin-offs, delistings and bankruptcy. The price source for determining the Final Share Price will be the Bloomberg page “OXY” or any successor page.

You should not take the historical prices of the Reference Shares as an indication of future performance of the Reference Shares or the securities. Any historical trend in the price of the Reference Shares during any period set forth below is not an indication that the price of the Reference Shares is more or less likely to increase or decrease at any time over the term of the securities.

For additional information about the Reference Shares, see the information set forth under “The Reference Shares” herein.

Credit Suisse has filed a registration statement (including a prospectus supplement and prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this communication relates.  Before you invest, you should read this communication together with the Prospectus Supplement and Prospectus, each dated March 23, 2012, to understand fully the terms of the securities and other considerations that are important in making a decision about investing in the securities. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, Credit Suisse will arrange to send you the prospectus supplement and prospectus if you so request by calling toll free 1-800-221-1037.